UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

K12 Inc.
(Name of Issuer)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
48273U 102
(CUSIP Number)
Scott R. Haber
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111
(415) 391-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 25, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	48273U 102	SCHEDULE 13D	Page	2	of	14

1	NAME OF REPORTING PERSON Learning Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,665,083 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,665,083 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,665,083 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%*

14	TYPE OF REPORTING PERSON*

OO
* Percentage ownership based on shares of Common Stock outstanding as of February 4, 2011. See Item 5 of this Schedule 13D.

CUSIP No.	48273U 102	SCHEDULE 13D	Page	3	of	14

1	NAME OF REPORTING PERSON Learning Group Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	48273U 102	SCHEDULE 13D	Page	4	of	14

1	NAME OF REPORTING PERSON Hampstead Associates, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,522 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,522 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,522 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.1%*

14	TYPE OF REPORTING PERSON*

OO
* Percentage ownership based on shares of Common Stock outstanding as of February 4, 2011. See Item 5 of this Schedule 13D

CUSIP No.	48273U 102	SCHEDULE 13D	Page	5	of	14

1	NAME OF REPORTING PERSON Knowledge Universe Learning Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,374 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,415,083 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,374 shares

WITH	10	SHARED DISPOSITIVE POWER

7,415,083 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,419,457 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%*

14	TYPE OF REPORTING PERSON*

OO
* Percentage ownership based on shares of Common Stock outstanding as of February 4, 2011, assuming the conversion of the Special Stock into shares of Common Stock. See Item 5 of this Schedule 13D.

CUSIP No.	48273U 102	SCHEDULE 13D	Page	6	of	14

1	NAME OF REPORTING PERSON Knowledge Universe LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,522 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,522 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,522 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.1%*

14	TYPE OF REPORTING PERSON*

OO
* Percentage ownership based on shares of Common Stock outstanding as of February 4, 2011. See Item 5 of this Schedule 13D.

CUSIP No.	48273U 102	SCHEDULE 13D	Page	7	of	14

1	NAME OF REPORTING PERSON KCDL Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,750,000 shares (Common Stock issuable upon conversion of Series A Special Stock)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,750,000 shares (Common Stock issuable upon conversion of Series A Special Stock)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,750,000 shares (Common Stock issuable upon conversion of Series A Special Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%*

14	TYPE OF REPORTING PERSON*

OO
* Percentage ownership based on shares of Common Stock outstanding as of February 4, 2011, assuming the conversion of the Special Stock into shares of Common Stock. See Item 5 of this Schedule 13D.

CUSIP No.	48273U 102	SCHEDULE 13D	Page	8	of	14

1	NAME OF REPORTING PERSON Lowell J. Milken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		61,895 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,420,979 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		61,895 shares

WITH	10	SHARED DISPOSITIVE POWER

7,420,979 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,482,874 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.0%*

14	TYPE OF REPORTING PERSON*

IN
* Percentage ownership based on shares of Common Stock outstanding as of February 4, 2011, assuming the conversion of the Special Stock into shares of Common Stock. See Item 5 of this Schedule 13D.

CUSIP No.	48273U 102	SCHEDULE 13D	Page	9	of	14

1	NAME OF REPORTING PERSON Michael R. Milken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,420,979 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

7,420,979 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,420,979 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%*

14	TYPE OF REPORTING PERSON*

IN
* Percentage ownership based on shares of Common Stock outstanding as of February 4, 2011, assuming the conversion of the Special Stock into shares of Common Stock. See Item 5 of this Schedule 13D.

     This Amendment No. 1 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on February 4, 2011 (as amended, this “Schedule 13D”), filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of K12 Inc., a Delaware corporation (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended in relevant part as follows:
     On February 22, 2011, Learning Group Partners made a pro rata distribution of 399,171 shares of Common Stock to its partners, including 309,646 shares of Common Stock to Michael R. Milken and 45,587 shares of Common Stock to Lowell J. Milken.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended in relevant part as follows:
     The Reporting Persons beneficially own an aggregate of 7,482,874 shares of Common Stock, including 4,732,874 shares of Common Stock and 2,750,000 shares of Common Stock issuable upon conversion of 2,750,000 shares of Special Stock. The shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 22.0% of the outstanding Common Stock, assuming the conversion of the Special Stock into shares of Common Stock. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 31,296,158 shares of Common Stock outstanding as of February 4, 2011. Unless otherwise stated, the percentage ownership amounts stated herein are based on the outstanding Common Stock and do not assume the conversion of the Special Stock into shares of Common Stock.
     Learning Group holds directly 4,665,083 shares of Common Stock, representing approximately 14.9% of the outstanding Common Stock.
     KULG holds directly 4,374 shares of Common Stock, representing less than 0.1% of the outstanding Common Stock. KULG also may be deemed to be a controlling person of Learning Group and KCDL, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the securities owned of record by Learning Group and KCDL. The shares of Common Stock that KULG may be deemed to hold directly and indirectly represent approximately 21.8% of the outstanding Common Stock, assuming the conversion of the Special Stock into shares of Common Stock
     KCDL holds directly 2,750,000 shares of Special Stock, which is convertible into 2,750,000 shares of Common Stock, representing approximately 8.1% of the outstanding Common Stock assuming the conversion of the Special Stock into shares of Common Stock.
     On February 22, 2011, Learning Group Partners made a pro rata distribution of 399,171 shares of Common Stock to its partners, including 309,646 shares of Common Stock to Michael R. Milken and 45,587 shares of Common Stock to Lowell J. Milken, and Learning Group Partners ceased to be a Reporting Person. As of the date hereof, Learning Group Partners does not hold, directly or indirectly, any shares of Common Stock. On February 25, 2011, Michael R. Milken made a charitable gift of the 309,646 shares of Common Stock he received in the distribution, and as of the date hereof does not directly hold any shares of Common Stock. On February 25, 2011, Lowell J. Milken made a charitable gift of the 45,587 shares of Common Stock he received in the distribution and as of the date hereof directly holds 61,895 shares of Common Stock, representing approximately 0.2% of the outstanding Common Stock.
     Each of Lowell J. Milken and Michael R. Milken may be deemed to be a controlling person of each of Learning Group, KULG, Learning Group Partners, Hampstead, KU and KCDL, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, an aggregate of any 7,420,979 shares of Common Stock beneficially owned by such entities, but disclaims such beneficial ownership. The shares of Common Stock which Lowell J. Milken owns directly and which he may be deemed to own indirectly represent approximately 22.0% of the outstanding Common Stock, assuming the conversion of the Special Stock into shares of Common Stock. The shares of Common Stock which Michael R. Milken may be deemed to own indirectly represent approximately 21.8% of the outstanding Common Stock, assuming the conversion of the Special Stock into shares of Common Stock.
Item 7. Material Exhibits to be Filed.

Exhibit 1:	Joint Filing Agreement dated as of February 4, 2011 (incorporated by reference to Exhibit 1 to Schedule 13D filed on February 4, 2011)
[Signature Page Follows]

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 28, 2011	Learning Group LLC, a Delaware limited liability company
/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Secretary

Dated: February 28, 2011	Learning Group Partners, a California general partnership
/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Secretary

Dated: February 28, 2011	Hampstead Associates, L.L.C., a Delaware limited liability company
/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Secretary

Dated: February 28, 2011	Knowledge Universe Learning Group LLC, a Delaware limited liability company
/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Secretary

Dated: February 28, 2011	Knowledge Universe LLC, a California limited liability company
/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Secretary

Dated: February 28, 2011	KCDL Holdings LLC, a Delaware limited liability company
/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Manager

Dated: February 28, 2011	/s/ Lowell J. Milken
Lowell J. Milken,
an individual

Dated: February 28, 2011	/s/ Michael R. Milken
Michael R. Milken,
an individual

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement dated as of February 4, 2011 (incorporated by reference to Exhibit 1 to Schedule 13D filed on February 4, 2011)